# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PATRIOT NATIONAL BANCORP INC, CIK 0001098146
CUSIP: 70336F203
Title of class of securities: (Voting) Common Stock, Par Value $0.01 Per Share
Address of issuer's principal executive offices: 900 BEDFORD ST, 900 BEDFORD ST, STAMFORD, Connecticut (CT), 06901
Date of event which requires filing of this statement: 03/25/2025
Amends the filing with accession number 0001437749-25-010539
Filed by CIK 0001504590
Persons authorized to receive notices and communications: Steven Sugarman, 900 Bedford Street, Stamford, Connecticut (CT), 06901, (203) 252-5900

## Reporting persons
- Sugarman Steven (CIK 0001504590): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 11,109,021; sole dispositive power 0; shared dispositive power 11,109,021; aggregate amount beneficially owned 11,109,021 (9.5% of the class); the aggregate amount excludes certain shares
  Comment: * This amount does not include (i) 552,927 restricted stock units granted effective as of July 1, 2025, and (ii) 1,147,031 restricted stock units granted effective as of October 1, 2025,which the Reporting Person received pursuant to an employment agreement by and between the Reporting Person and the Issuer, which are subject to vesting (see Item 3 for more inforamtion). Pursuant to agreement with the Issuer, Mr. Sugarman's beneficial ownership of the Issuer's stock shall not be more than 9.99% of the number of shares of its voting securities issued and outstanding.
- Steven and Ainslie Sugarman Living Trust: type of reporting person: other (OO); citizenship or place of organization: California (CA); source of funds: personal funds (PF); sole voting power 0; shared voting power 11,109,021; sole dispositive power 0; shared dispositive power 11,109,021; aggregate amount beneficially owned 11,109,021 (9.5% of the class); the aggregate amount excludes certain shares
- Ainslie Sugarman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 11,109,021; sole dispositive power 0; shared dispositive power 11,109,021; aggregate amount beneficially owned 11,109,021 (9.5% of the class); the aggregate amount excludes certain shares

## Item 1. Security and Issuer
Title of class of securities: (Voting) Common Stock, Par Value $0.01 Per Share
Name of issuer: PATRIOT NATIONAL BANCORP INC
Address of issuer's principal executive offices: 900 BEDFORD ST, 900 BEDFORD ST, STAMFORD, Connecticut (CT), 06901
Comment: This Amendment No. 3 to Schedule 13D (the "Amendment") is being filed to update and supplement information set forth in Amendemnt No. 1 to Schedule 13D filed with the Securities and Exchange Commission on July 8, 2025 ("Schedule 13D/A1") and Amendment No. 2 filed on October 23, 2025 ("Schedule 13D/A2") by Steven and Ainslie Sugarman Living Trust, a revocable living trust for the benefit of Steven Sugarman and Ainslie Sugarman (the "Trust"), as well as Steven Sugarman, President and Chief Executive Officer and director of the Issuer, and his spouse, Ainslie Sugarman, as trustees of the Trust (collectively, the "Reporting Persons" and each a "Reporting Person"). Except as updated and supplemented herein, the information set forth in Schedule 13D/A2 remains unchanged and in full force and effect. All capitalized terms contained herein, but not otherwise defined herein, shall have the meanings ascribed to such terms in Schedule 13D/A2. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On July 3, 2025, 25,000 shares of Series A Preferred Stock previously issued to the Trust automatically converted into 2,000,000 shares of non-voting common stock, par value $0.01 per share ("Non-Voting Common Stock"), of the Issuer, pursuant to the terms of the Amended and Restated Certificate of Incorporation of the Issuer. Each share of Non-Voting Common Stock is convertible into one share of voting common stock of the Issuer, par value $.01 per share ("Voting Common Stock"), subject to the terms of the Amended and Restated Certificate of Incorporation of the Issuer, including the limitation that no holder of Non-Voting Common Stock has the right to become the beneficial owner (as determined under Rule 13d-3 under the Exchange Act) of more than 9.99% of the issued and outstanding voting securities of the Issuer. On October 20, 2025, Steven and Ainslie Sugarman Living Trust (the "Trust") converted 2,000,000 Non-Voting Common Stock into 2,000,000 shares of Voting Common Stock pursuant to the Issuer's Amended and Restated Certificate of Incorporation. No consideration was paid in connection with the conversion. Additionally, Steven Sugarman holds an aggregate of 5,749,551 restricted stock units ("RSUs") granted pursuant to an Employment Agreement between Steven Sugarman and the Issuer. The RSU grants are as follows: (i) 4,049,593 RSUs granted effective as of March 20, 2025 (see below for more information), (ii) 552,927 RSUs granted effective as of July 1, 2025, and (iii) 1,147,031 RSUs granted effective as of October 1, 2025.

On March 25, 2026, upon the expiration of the restricted period on 4,049,593 RSUs granted to Mr. Sugarman on March 20, 2025, 2,089,043 shares of the Issuer's common stock were delivered to Mr. Sugarman, with 1,960,550 shares withheld to cover the reporting person's tax obligations in connection with the vesting of the RSUs in accordance with the Issuer's tax withholding policy and applicable tax withholding requirements. The shares reported in this filing do not include the 552,927 RSUs and 1,147,031 RSUs granted pursuant to Mr. Sugarman's Employment Agreement disclosed above. Pursuant to agreement with the Issuer, Mr. Sugarman's beneficial ownership of the Issuer's stock shall not be more than 9.99% of the number of shares of its voting securities issued and outstanding to the extent it would exceed Federal Reserve Board regulations relating to bank control.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons are filing this Amendment to report the transactions set forth in the second paragaph of Item 3 above. No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of the form of Schedule 13D, except as set forth herein, or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 11,109,021
Number of shares as to which each person has sole or shared power to vote or dispose: 9.49% (1) _______________ (1) The percentage is based upon 117,085,715 shares of Voting Common Stock outstanding as of the close of business on March 25, 2026 (taking into account the new issuance of 2,089,043 shares).
Transactions in the class effected during the past sixty days: Not applicable.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Sugarman Steven: /s/ Steven Sugarman, Steven Sugarman (03/31/2026)
- Steven and Ainslie Sugarman Living Trust: /s/ Steven Sugarman, Steven Sugarman Trustee (03/31/2026)
- Ainslie Sugarman: /s/ Ainslie Sugarman, Ainslie Sugarman (03/31/2026)